UHF INCORPORATED
c/o Unity Venture Capital Associates Ltd.
1270 Avenue of the Americas, New York, New York 10020

November 10, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: UHF Incorporated
Preliminary Schedule 14C
Filed October 31, 2011
File No. 000-49729

Dear Mr. Riedler:

         In connection with our response to the comment letter of the staff dated November 9, 2011, with reference to the Preliminary Schedule 14C of UHF Incorporated (the “Company”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Omar Cunha
Omar Cunha
President

cc: Johnny Gharib